                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 21)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PARLUX FRAGRANCES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   701645-10-3
                                 (CUSIP Number)

                                   Ilia Lekach
                          555 Anglers Avenue, Suite 16
                          Ft. Lauderdale, Florida 33332
                                 (305) 889-1520
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                           Louis R. Montello, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                   May 9, 2001
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d-1(f), or Rule 13d-1(g), check the following box [ ].

CUSIP NO.  701645-10-3

1.       Name of Reporting Person   ILIA LEKACH
                                  -------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)          X           (b)
                     ----------------------    ----------------------

3.       SEC Use Only
                      ---------------------------------------------------------

4.       Source of Funds            PF, AF, OO
                         -------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                               -----------

6.       Citizenship or Place of Organization       UNITED STATES
                                              ---------------------------------

Number of                           7.  Sole Voting Power    2,830,098 (1)
                                                          ---------------------
Shares
Beneficially                        8.  Shared Voting Power          -0-
                                                            -------------------
Owned by Each
Reporting                           9.  Sole Dispositive Power  2,830,098 (1)
                                                               ----------------
Person With
                                    10.  Shared Dispositive Power      -0-
                                                                  -------------

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          2,830,098(1)
                                                                   ------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ------------

13.      Percent of Class Represented by Amount in Row (11)   27.1%
                                                            -----------

14.      Type of Reporting Person   IN
                                  ----------

---------------

(1) Includes: (1) 1,066,600 shares beneficially owned by IZJD Corp., a corporation in which Mr. Lekach is the sole director and President; (2) 1,086,310 shares beneficially owned by Pacific Investment Group, Inc., a corporation in which Mr. Lekach is the sole director, President and sole shareholder (jointly with his wife); (3) 207,188 shares owned jointly by Mr. Lekach and his spouse; and (4) 470,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

CUSIP NO.  701645-10-3

1.       Name of Reporting Person PACIFIC INVESTMENT GROUP, INC.
                                  -------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)          X           (b)
                     ----------------------    ----------------------

3.       SEC Use Only
                      ---------------------------------------------------------

4.       Source of Funds                    WC
                         ----------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                             --------------------------

6.       Citizenship or Place of Organization                 FLORIDA
                                              ----------------------------------

Number of                           7.      Sole Voting Power     1,086,310
                                                              -----------------
Shares
Beneficially                        8.      Shared Voting Power          -0-
                                                                ---------------
Owned by Each
Reporting                           9.      Sole Dispositive Power   1,086,310
                                                                   ------------
Person With
                                    10.     Shared Dispositive Power       -0-
                                                                     ----------

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person  1,086,310
                          ------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ---------

13.      Percent of Class Represented by Amount in Row (11)   10.9%
                                                            -----------

14.      Type of Reporting Person           CO
                                  ----------------------------

CUSIP NO.  701645-10-3

1.       Name of Reporting Person   IZJD CORP.
                                  -------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)           X            (b)
                      ----------------------     ----------------------

3.       SEC Use Only
                      ---------------------------------------------------------

4.       Source of Funds                    WC
                         ----------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                              --------------------------

6.       Citizenship or Place of Organization                 FLORIDA
                                              ---------------------------------

Number of                           7.      Sole Voting Power    1,066,600 (1)
                                                              -----------------
Shares
Beneficially                        8.      Shared Voting Power        -0-
                                                                ---------------
Owned by Each
Reporting                           9.      Sole Dispositive Power 1,066,600(1)
                                                                   ------------
Person With
                                    10      .Shared Dispositive Power  -0-
                                                                      ---------

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person  1,066,600 (1)
                          ------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                        ---------

13.      Percent of Class Represented by Amount in Row (11)   10.7%
                                                            -----------

14.      Type of Reporting Person           CO
                                  ----------------------------

-----------------

(1) Consists of 1,066,600 shares of Common Stock issuable upon exercise of an outstanding option that is presently exercisable in full. See Item 6.

         This amendment to Schedule 13D (the "Amendment") is filed as Amendment 21 to the Statement on Schedule 13D, dated August 12, 1987 (the "Schedule 13D"), as thereafter amended, filed on behalf of Ilia Lekach and certain other persons who no longer constitute a group with Mr. Lekach as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment discloses changes in, and restates in its entirety, the Schedule 13D, as previously amended. Amendment 21 is filed on behalf of Ilia Lekach, IZJD Corp., a Florida corporation ("IZJD"), and Pacific Investment Group, Inc., a Florida corporation ("Pacific") (individually, the "Reporting Person" and collectively, the "Reporting Persons"). Mr. Lekach, IZJD and Pacific may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.01 per share (the "Common Stock"), of Parlux Fragrances, Inc., a Delaware corporation. Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons' Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected below. Mr. Lekach is the only person for whom information must be provided pursuant to Instruction C to Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Parlux Fragrances, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3725 S.W. 30th Avenue, Fort Lauderdale, Florida 33312.

ITEM 2. IDENTITY AND BACKGROUND.

1.       (a)      Ilia Lekach.

         (b)      555 Anglers Avenue, Suite 16, Ft. Lauderdale, Florida 33332.

         (c) Mr. Lekach is Chairman of the Board and Chief Executive Officer of the Issuer, Chairman of the Board and Chief Executive Officer of E Com Ventures, Inc., and Chairman of the Board of Take To Auction.Com, Inc. E Com Ventures is a publicly traded holding company that owns Perfumania Inc., a leading specialty retailer and wholesale distributor of a wide range of brand name and designer fragrances, and Perfumania.com, Inc., an e-commerce site for the retail sale of fragrances. Take To Auction.com, Inc., is a publicly traded online auction site. Mr. Lekach is also President of IZJD and Pacific.

         (d) Mr. Lekach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Mr. Lekach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States of America.

2.       (a)      Pacific Investment Group, Inc.

         (b)      Pacific is a Florida corporation.

         (c)      Pacific is engaged in various investment activities.

         (d)      3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

         (e) Pacific has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (f) During the last 5 years, Pacific has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

3.       (a)      IZJD Corp.

         (b)      IZJD is a Florida corporation.

         (c)      IZJD is engaged in various investment activities.

         (d)      555 Anglers Avenue, Suite 16, Ft. Lauderdale, Florida 33332.

         (e) IZJD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (f) During the last 5 years, IZJD has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the shares of Common Stock beneficially owned by IZJD and Pacific is the respective working capital of such corporations. The source of funds for the shares of Common Stock beneficially owned by Mr. Lekach is his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         This Schedule 13D reports the beneficial ownership by the Reporting Persons as a group of over 5 percent of the Common Stock. Mr. Lekach and Pacific initially acquired the Common Stock to gain a controlling interest in the Common Stock and in 1990 the nominees of Mr. Lekach held five of the nine positions on the Issuer's Board of Directors. Accordingly, at such time, Mr. Lekach could have been deemed to control the Issuer. Mr. Lekach is presently the Issuer's Chairman of the Board and Chief Executive Officer. The purpose of IZJD's acquisition of Common Stock was to obtain an option to acquire a significant equity interest in the Issuer as an investment. Each of the Reporting Persons intends to review such Reporting Person's investment in the Common Stock on a regular basis and, depending upon changes in the Reporting Person's analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, such Reporting Person may at any time determine to increase or decrease the amounts of the Reporting Person's investment in Common Stock. Without limiting the generality of the foregoing, the Reporting Persons may consider purchasing all or substantially all of the issued and outstanding Common Stock not currently owned by the Reporting Persons. Each Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by that Reporting Person either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as such Reporting Person deems advisable. The determination of a Reporting Person to seek to acquire additional shares of Common Stock, including any determination to acquire all or substantially all of the issued and outstanding Common Stock not currently owned by the Reporting Persons, will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on May 23, 2001, IZJD beneficially owned an aggregate of 1,066,600 shares of Common Stock (the "IZJD Shares"), which constituted approximately 10.7% of the 9,969,434 shares of Common Stock outstanding on February 12, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000. IZJD does not presently own the IZJD Shares but has the right to acquire such shares pursuant to the terms of a stock option agreement described in Item 6 below. As of the close of business on May 23, 2001 Pacific beneficially owned an aggregate of 1,086,310 shares of Common Stock, which constituted approximately 10.9% of the 9,969,434 shares of Common Stock outstanding on February 12, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000. As of the close of business on May 23, 2001 Mr. Lekach beneficially owned an aggregate of 2,830,098 shares of Common Stock, which constituted approximately 27.1% of the 10,439,434 shares of Common Stock deemed to be outstanding after giving effect to the issuance of 470,000 shares of Common Stock issuable upon exercise of presently exercisable warrants owned by Mr. Lekach.

         The 2,830,098 shares of Common Stock beneficially owned by Mr. Lekach consist of: (1) 1,066,600 shares beneficially owned by IZJD; (2) 1,086,310 shares beneficially owned by Pacific; (3) 207,188 shares owned jointly by Mr. Lekach and his spouse; and (4) 470,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

         (b) Until IZJD exercises the stock option agreement described in Item 6, IZJD has no power to vote or direct the vote, and no power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it. Pacific has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Mr. Lekach has sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by each Reporting Person during the past 60 days. All of such transactions were open market purchases and sales effected through brokers, except the Option Agreement entered into by IZJD, which was a privately negotiated transaction.


                                                                             APPROXIMATE PURCHASE OR
                                               NUMBER OF SHARES              OR SALE PRICE PER SHARE
NAME                     DATE             PURCHASED (P) OR SOLD (S)*         (EXCLUDING COMMISSIONS)
----                     ----             --------------------------         -----------------------
Pacific               March 12, 2001                15,000 (S)                        $1.94
Pacific               March 26, 2001                 1,500 (S)                        $1.53
Pacific               March 30, 2001                 6,800 (S)                        $1.56
Pacific               March 30, 2001                 1,500 (S)                        $1.50
Pacific                April 3, 2001                 8,300 (P)                        $1.50
IZJD                     May 9, 2001             1,066,600 (P)*                         *


---------------
* Represents shares of Common Stock that IZJD has the right to acquire pursuant to the terms of a stock option agreement. See Item 6.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Lekach holds warrants exercisable for 420,000 shares of Common Stock at an exercise price of $2.00 per share, such warrants expiring on March 31, 2004. Mr. Lekach received such warrants pursuant to an employment agreement with the Issuer. Mr. Lekach also holds warrants to purchase 150,000 shares of Common Stock at $2.4375 per share, such warrants expiring on March 31, 2010, and vesting 50,000 per year commencing March 31, 2001. Mr. Lekach received such warrants pursuant to his employment agreement with the Issuer. A copy of the warrant certificate and the employment agreement are attached as an exhibit to this Schedule 13D.

         As of May 9, 2001, IZJD entered into a Stock Option Agreement with North Shore Associates, L.P., a Delaware limited partnership ("North Shore"). Pursuant to the terms of the Option Agreement, IZJD paid $20,000 to North Shore for an option to purchase 1,066,600 shares of Common Stock owned or controlled by North Shore (the "Option"). The exercise price per share of the shares of

Common Stock subject to the Option is $4.00 per share. The Option expires on the earlier to occur of (a) 5:00 p.m. on August 20, 2001, and (b) 5 business days prior to the expiration date of any tender offer for or other offer to purchase Common Stock made by any person (other than IZJD or any person controlled by or affiliated with IZJD (a "Related Party Tender Offer")) to all or substantially all of the stockholders of the Issuer (the "Expiration Date"). If a Related Party Tender Offer is closed, IZJD is required to exercise the Option prior to the Expiration Date. A copy of the Stock Option Agreement is attached as an exhibit to this Schedule 13D.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A         Statement of Joint Schedule 13D Filing

Exhibit B         Warrant Certificate, dated November 15, 1996, executed by
                  Parlux Fragrances, Inc.

Exhibit C         Employment Agreement, dated November 1, 1999, by and between
                  Parlux Fragrances, Inc., and Ilia Lekach (incorporated by reference to Exhibit 10.51 filed with the Issuer's Quarterly
                  Report on Form 10-Q for the quarter ending December 31, 1999)

Exhibit D         Stock Option Agreement by and between North Shore
                  Associates, L.P., a Delaware limited partnership, on behalf of itself and various related parties, as optionor, and IZJD
                  Corp., a Florida corporation, as optionee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2001



                                          /s/ ILIA LEKACH
                                          -----------------------------------
                                              Ilia Lekach

                                          PACIFIC INVESTMENT GROUP, INC.


                                          By:/s/ ILIA LEKACH
                                             --------------------------------
                                                 Ilia Lekach, President

                                          IZJD CORP.


                                          By:/s/ ILIA LEKACH
                                             --------------------------------
                                                 Ilia Lekach, President

                                    EXHIBIT A

                     STATEMENT OF JOINT SCHEDULE 13D FILINGS

         The undersigned acknowledge and agree that the Statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Parlux Fragrances, Inc., a Delaware corporation, shall be filed jointly on behalf of each of the undersigned.

May 25, 2001



                                       /s/ ILIA LEKACH
                                       --------------------------------------
                                           Ilia Lekach

                                       PACIFIC INVESTMENT GROUP, INC.


                                       By:/s/ ILIA LEKACH
                                          -----------------------------------
                                              Ilia Lekach, President

                                       IZJD CORP.


                                       By:/s/ ILIA LEKACH
                                          -----------------------------------
                                              Ilia Lekach, President

                                                                       EXHIBIT B


         THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR ANY EXEMPTION THEREFROM UNDER SAID ACT.

         EXERCISABLE IN CUMULATIVE QUANTITIES OF 140,000 AT MARCH 31, 1995, 1996, AND 1997, RESPECTIVELY, AND THEREAFTER IN THE FULL AMOUNT OF 420,000 AT ANY TIME PRIOR TO MARCH 31, 2004.

No. 01                                                        420,000 Warrants

                               Warrant Certificate

                             PARLUX FRAGRANCES, INC.



         This Warrant Certificate certifies that

                                 Mr. Ilia Lekach

is the registered holder of the number of Warrants set forth above ("Warrants"), each expiring at 5:00 p.m. New York City time on March 31, 2004 (the "Expiration Time") and entitling the holder thereof to purchase common stock, par value $.01 per share (the "Common Stock"), of PARLUX FRAGRANCES, Inc., a Delaware corporation (the "Company"). Each Warrant entitles the holder, at any time prior to the Expiration Time, except as noted below, to exercise such Warrant, and, upon such exercise, to receive from the Company one fully paid and nonassessable share of Common Stock (a "Warrant Share") at the exercise price of $2.00 (the "Exercise Price") upon surrender of this Warrant Certificate and the payment of the Exercise Price at the principal business office the Company, but only subject to the conditions set forth herein.

         Warrants shall be exercisable in cumulative quantities of 140,000, at March 31, 1995, 1996 and 1997, respectively, and thereafter in the full amount of 420,000 at any time prior to March 31, 2004.

         No Warrant may be exercised after the Expiration Time, and to the extent not exercised by such Expiration Time such Warrants shall become void.

         Warrants may be exercised at any time at or before the Expiration Time. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate with the form of election to purchase, set forth hereon properly completed and executed, together with payment of the Exercise Price at the principal business address of the Company.

         Should there be a change in control of the Company, the number of warrants denominated on this Warrant Certificate shall be doubled, the vesting date for exercise for all warrants shall be accelerated to the effective date of the change in control, and the price will remain as stated at $2.00, and the Company shall cause new warrant certificates to be issued reflecting this change. For purposes of this certificate, a change in control means the occurrence of one or more of the following events (whether or not approved by the Board): (i) an event or series of events by which any person or other entity or group of persons or other entities acting in concert as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), whether or not applicable, together with its or their affiliates or associates shall, as a result of a tender offer or exchange offer, open market purchases, privately negotiated purchases, merger or otherwise (including pursuant to receipt of revocable proxies) (A) be or become directly or indirectly the beneficial owner (within the meaning of Rule 13d-3 and Rule 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire whether such right is exercisable immediately or only after the passage of time) of more than 30% of the combined voting power of the then outstanding common stock of the Company or (B) otherwise have the ability to elect, directly or indirectly, a majority of the members of the Board.

         Upon exercise of the Warrants, and the issuance of Warrants Shares, such Shares shall bear the following legend:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT."

         The Company agrees that immediately following the issuance of Warrant Shares, it shall include such Shares in the next Registration Statement filed with the Securities and Exchange Commission (the "SEC") at no expense to the Warrant Shareholder. The Company further agrees that should there be a change in control of the Corporation, the Company shall so notify all Warrant Certificate holders and Warrant Shareholders of such event, and within thirty (30) days from the effective date of the change in control, shall file a Registration Statement with the SEC at its expense covering all outstanding Warrant Certificates (and/or the Warrant Shares underlying them) and all outstanding Warrant Shares.

         The Company may deem and treat the registered holder hereof as the absolute owner of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

         The Company will, at all times, reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon exercise of all outstanding Warrants.

         The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon issue, be fully paid, nonassessable and free of preemptive rights.

         This Warrant Certificate shall be governed and construed in accordance with the internal laws of the State of Delaware.

         Payment of the Exercise Price may be made in cash or by certified or official bank check to the order of the Company.

         In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his assignee a new Warrant Certificate evidencing the number of Warrants not exercised. Notwithstanding anything herein to the contrary, the number of Warrants exercisable at any one time may not be less than 10,000 Warrants.

         Upon due presentation for registration of transfer of this Warrant Certificate at the principal business office of the Company, a new Warrant Certificate or Warrant Certificates or like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee in exchange for this Warrant Certificate.

         IN WITNESS WHEREOF, Parlux Fragrances, has caused this Warrant Certificate to be signed by its President and Chief Operating Officer, and by its Chief Financial Officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.

Dated: November 15, 1996

                                      PARLUX FRAGRANCES, INC.


                                      By:/s/ ZALMAN LEKACH
                                         --------------------------------------
                                      President and Chief Operating Officer

         [SEAL]

                                      By:/s/ FRANK A. BUTTACAVOLI
                                         --------------------------------------
                                      Executive Vice President and
                                      Chief Executive Officer

                         [Form of Election to Purchase]

                    (To Be Executed Upon Exercise of Warrant)

         The undersigned hereby irrevocable elects to exercise the right represented by this Warrant Certificate to receive _________ shares of Common Stock, and herewith tenders payment for such shares in the form of cash and/or a certified or official bank check in the amount of $_____________.

         The undersigned requests that a certificate for such shares be registered in the name of _________________________________________, whose address is: ___________________________________________ and that such shares be delivered to ___________________________________ whose address is
_________________________________________________. If said number of shares is less than all of the shares of such Common Stock purchasable under this Warrant Certificate, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of ___________________, whose address is ____________________________________, and to such Warrant Certificate be delivered to ___________________________________, whose address is ________________________________.

                                             Name:


                                             ---------------------------------

                                             ---------------------------------

                                             ---------------------------------

                                             ---------------------------------

                                             (Please print name and address)


                                                     Signature:

                                             ---------------------------------
         Date:

                                                     Signature Guaranteed:

                                             ---------------------------------

                                                                       EXHIBIT D

                             STOCK OPTION AGREEMENT

         THIS STOCK OPTION AGREEMENT is entered into as of May 9, 2001, by and between North Shore Associates, L.P., a Delaware limited partnership, on behalf of itself and various related parties ("Optionor"), and IZJD Corp., a Florida corporation ("Optionee").

         1. GRANT OF OPTION. In consideration for the payment by certified check of $20,000, the receipt of which is hereby acknowledged, Optionor hereby grants to Optionee an option (the "Option") to purchase from Optionor 1,066,600 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Parlux Fragrances, Inc., a Delaware corporation (the "Company"), at any time after the date hereof until August 20, 2001.

         2. EXERCISE PRICE. The exercise price per share of the Shares subject to this Option is $4.00, subject to adjustment in accordance with Section 5 below (the "Exercise Price").

         3. EXPIRATION OF OPTION. The Option shall automatically and without notice terminate and become null and void on the earlier to occur of (a) 5:00 p.m. on August 20, 2001, and (b) 5 business days prior to the expiration date of any tender offer for or other offer to purchase Common Stock made by any person (other than Optionee or any person controlled by or affiliated with Optionee (a "Related Party Tender Offer")) to all or substantially all of the stockholders of the Company (the "Expiration Date"). Upon the closing of a Related Party Tender Offer, it shall be mandatory for Optionee to exercise this Option prior to the Expiration Date.

         4. ESCROW OF SHARES; EXERCISE OF OPTION.

                  (a) As soon as practicable, Optionor will deliver the certificate or certificates for 1,029,600 of the Shares, along with a stock power(s) therefor executed by Optionor in favor of Optionee, to Bilzin Sumberg Dunn Baena Price & Axelrod LLP, as escrow agent ("Escrow Agent"), to be held in escrow in accordance with the terms of the escrow agreement by and between Optionor, Optionee and Escrow Agent, a copy of which is attached hereto as EXHIBIT "A" (the "Escrow Agreement"). Optionor agrees to deliver to Escrow Agent any additional shares of Common Stock issued to Optionor with respect to the Shares in connection with any event described in Section 5 below.

                  (b) Subject to the terms and conditions of this Option, the Option may be exercised in whole, but not in part, by written notice given in accordance with the terms of this Option to Optionor and Escrow Agent (the "Exercise Notice"). The Exercise Notice shall state that Optionee elects to purchase the Shares, and shall be signed by Optionee. The Exercise Notice to Escrow Agent shall be accompanied by payment in full of the Exercise Price for the Shares by wire transfer to Escrow Agent's trust account and shall direct the Escrow Agent to release the Exercise Price immediately to the Optionor.

                  (c) Upon receipt of the Exercise Notice and the Exercise Price, Optionor shall cause Escrow Agent to deliver to Optionee the certificate or certificates representing the portion of the Shares held in escrow, and shall deliver to the Optionee the balance of the Shares and the stock powers therefor duly endorsed for transfer to Optionee and shall deliver such other certificates, stock powers and additional documents as may be necessary or as Optionee may reasonably request to effect the transfer of the Shares from Optionor to Optionee.

         5. ADJUSTMENT IN NUMBER OF SHARES SUBJECT TO OPTION AND EXERCISE PRICE. In the event that prior to the Expiration Date, any change is made to the Common Stock by reason of any stock split, stock dividend, combination of shares, exchange of shares, or other change affecting the outstanding Common Stock as a class without receipt of consideration, then appropriate adjustments shall be made to (i) the total number of Shares subject to this Option; and (ii) the Exercise Price payable per share in order to reflect such change and thereby preclude a dilution or enlargement of benefits hereunder.

         6. NOTICES. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given (a) if to Optionor, at 190 NE 5th Avenue, Boca Raton, Florida 33432, Attention: Robert H. Siegler, with a copy to Bilzin Sumberg Dunn Baena Price & Axelrod LLP at 2500 First Union Financial Center, Miami, Florida 33131
Attention: Robert M. Siegel, P.A. (which shall not constitute notice to Optionor); (b) if to Optionee, at 555 Anglers Avenue, Suite 16, Ft. Lauderdale, Florida 33332, Attention: Ilia Lekach, President, with a copy to Montello & Kenney, P.A., 777 Brickell Avenue, Miami, Florida 33131, Attention: Louis R. Montello, Esquire (which shall not constitute notice to Optionee); and (c) if to Escrow Agent, Bilzin Sumberg Dunn Baena Price & Axelrod LLP at 2500 First Union Financial Center, Miami, Florida 33131 Attention: Robert M. Siegel, P.A.. (or, in either case, to such other address as the parties shall have furnished in writing in accordance with the provisions of this Section 6). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address, which shall be deemed given at the time of receipt thereof. Nothing contained in this Option shall be construed as conferring upon Optionee the right to vote or to consent or to receive any notice as a stockholder in respect of any meetings of the stockholders of the Company for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Company, including, without limitation, any right to distributions of cash or other property (other than shares of Common Stock) made with respect to the Shares.

         7. TERMINATION. This Stock Option Agreement shall terminate at the close of business on the earlier of (i) the date when the Option is exercised in full; and (ii) the Expiration Date.

         8. BINDING EFFECT. This Stock Option Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         9. MODIFICATIONS. This Stock Option Agreement may be modified or amended only by a written instrument executed by all parties hereto.

         10. GOVERNING LAW; PREVAILING PARTY'S FEES. The validity and effect of this Stock Option Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Florida. The prevailing party in any dispute relating to this Stock Option Agreement shall be entitled to recover from the nonprevailing party reasonable legal fees and expenses in all trial, appellate and bankruptcy proceedings.

         11. COUNTERPARTS. This Stock Option Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Stock Option Agreement as of the date first written above.

                           OPTIONOR:

                           NORTH SHORE ASSOCIATES, L.P.,
                             on behalf of itself and various related parties

                           By:  NSA MANAGEMENT, L.P.,
                                          General Partner

                           By:  NORTH COUNTRY CAPITAL CORP.,
                                          General Partner

                           By:
                              -----------------------------------------
                                   Robert H. Siegler, President

                           OPTIONEE:

                           IZJD CORP.


                           By:
                              -----------------------------------------
                                        Ilia Lekach, President




                                      -3-